ACT ICA
SECTION 2(a)(12)
RULE
PUBLIC AVAILABILITY Feb. 6, 2002

February 6, 2002
Our Ref. No. 20016211641
Federated Core Trust II, L.P.
File No. 811-10625

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated February 4, 2002, requests our concurrence that, as described in your letter, the sole general partner of a registered open-end management investment company that is structured as a limited partnership with a corporate general partner, as well as the natural persons through which the general partner acts, would not be deemed to be "directors" of the investment company, as that term is defined in Section 2(a)(12) of the Investment Company Act of 1940 ("1940 Act").

FACTS

You state that Federated Core Trust II, L.P. (the "Partnership"), a Delaware limited partnership, was created on November 13, 2000, in accordance with the provisions of the Delaware Revised Uniform Limited Partnership Act (the "DRULPA").[1] You propose that the Partnership will operate as an open-end management investment company registered under the 1940 Act. The Partnership's general partner, Federated Private Asset Management, Inc. ("General Partner"), a Delaware corporation, is a subsidiary of Federated Investors, Inc., the Partnership's sponsor. You state that Federated Investment Counseling will be the initial investor in the Partnership, and Federated Global Investment Management Corporation will serve as the investment adviser to the Partnership's initial series.

You state that, under the DRULPA, a limited partnership is a statutory entity that operates pursuant to the provisions of its governing instrument (i.e., its partnership agreement).[2] You state that the DRULPA allows the general partner of a limited partnership to delegate, in its governing instrument, its statutory responsibilities to other persons.[3] As described in more detail

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1 See Del. Code Ann. tit. 6, §§ 17-101 – 17-1111.

2 See DRULPA § 17-1101(c) ("It is the policy of this chapter to give maximum effect to the principle of freedom of contract and to the enforceability of partnership agreements.").

3 See DRULPA § 17-403(c) ("Unless otherwise provided in the partnership agreement, a general partner of a limited partnership has the power and authority to delegate to 1 or more other persons the general partner's rights and powers to manage and control the business and affairs of the limited partnership, including to delegate to agents, officers and employees of the general partner or the limited partnership, and to delegate by a management agreement or another agreement with, or otherwise to, other persons. Unless otherwise provided in the partnership agreement, such delegation by a general partner of a limited partnership shall not cause the general partner to cease to be a general partner of the limited partnership.").

below, you state that, in accordance with those provisions, the Partnership agreement provides that, except for certain ministerial functions,[4] the General Partner has irrevocably delegated its authority to manage the business and affairs of the Partnership to the Partnership's board of directors (the "Board").

You represent that, should the General Partner seek to amend the Partnership agreement or take some other substantive, non-ministerial action, the General Partner would be required to obtain the prior approval of a majority of the Board. You represent that any decision to amend the Partnership agreement by the Board would not require the input or vote of the General Partner. Further, you represent that the General Partner retains no control over the composition of the Board; the General Partner does not have the ability or power to change or alter unilaterally the composition of the Board or take any action that would rise to the level of a veto of a decision made by the Board. You represent that the Partnership agreement does not empower the General Partner to revoke Board appointments or elections. You also represent that the General Partner cannot unilaterally terminate the limited partnership by withdrawing as general partner.[5]

You seek guidance as to whether the General Partner, and the natural persons through which the General Partner acts, would be deemed to be "directors" of the Partnership under

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[4] You state that the Partnership agreement provides that:

> As a result of the delegation of the General Partner's duties herein, the General Partner shall be responsible for performing only the following duties with respect to the Partnership: (1) to execute and file with the Office of the Secretary of State of the State of Delaware, the Certificate of Limited Partnership and any amendments thereto or restatements thereof required to be filed pursuant to the DRULPA; (2) to execute and file any other certificates required to be filed on behalf of the Partnership with the Office of the Secretary of State of the State of Delaware; (3) to execute any amendments to or restatements of this Partnership Agreement in accordance with the terms of this Partnership Agreement (including the By-Laws); and (4) to perform any other action that the DRULPA requires be performed by a general partner of a limited partnership (and which may not be performed by a delegate of a general partner).

[5] You state that the withdrawal of the General Partner from the Partnership would not automatically terminate the Partnership. Specifically, you represent that: (1) the Partnership agreement provides that the General Partner shall not withdraw from the Partnership without giving at least one year's prior written notice to the Partnership; and (2) among other things, the Partnership agreement permits the Board to elect to continue the business of the Partnership and appoint one or more additional general partners.

Section 2(a)(12) of the 1940 Act. As discussed below, you note that the Partnership may not comply with certain provisions of the 1940 Act if the General Partner and the natural persons through which the General Partner acts are deemed to be directors of the Partnership.

ANALYSIS

Under Section 2(a)(12) of the 1940 Act, the term "director" of an investment company means, in pertinent part, "any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated." Under Section 2(a)(28) of the 1940 Act, a "person" means "a natural person or a company." Accordingly, a person, whether a natural person or a company, that performs functions for an investment company that are similar to those that are performed by a director of a corporation may be a director of the investment company.

We previously have raised concerns about the ability of a limited partnership with a corporate general partner to comply with various provisions of the 1940 Act.[6] You assert that your proposal does not raise those concerns. You state that the General Partner and the natural persons through which the General Partner acts will not perform functions for the Partnership that are similar to those that are performed by a director for a corporation, and therefore will not be "directors" of the Partnership as defined in Section 2(a)(12) of the 1940 Act, because the General Partner has irrevocably delegated its authority to manage the business and the affairs of the Partnership to the Board. You represent that only the natural persons who serve on the Partnership's Board will act as directors of the Partnership, as defined in Section 2(a)(12). You

6 See Murphey Favre Properties, Inc. (pub. avail. May 26, 1987); Integrated Resources, Inc. (pub. avail. June 1, 1979) ("Integrated Resources"). See also Investment Company Act Release No. 19658, at § IA.2.a. (Aug. 25, 1993) (adopting Rules 2a3-1 and 2a19-2 under the 1940 Act) ("Release No. 19658"); Investment Company Act Release No. 18868, at § II.A.2. (July 28, 1992) (proposing Rules 2a3-1 and 2a19-2 under the 1940 Act) ("Release No. 18868"). In Integrated Resources, we noted that the general partner of a limited partnership typically performs "similar functions" for the limited partnership that a director performs for a corporation. We concluded, therefore, that the general partner of a limited partnership that is an investment company typically would be a "director" of the investment company limited partnership for purposes of the 1940 Act. We also concluded that, when the general partner is a corporation, the natural persons who act for the corporate general partner and perform functions for the limited partnership that are similar to those that are performed by a director for a corporation, typically would themselves be directors of the limited partnership because a corporate general partner can only act through natural persons. Based upon those conclusions, we indicated that a limited partnership with a corporate general partner may not comply with certain provisions of the 1940 Act.

represent that those persons will be subject to the same standard of care and same fiduciary duties with regard to the Partnership as are corporate directors or business trust trustees under Delaware law and the federal securities laws.

You represent also that the Board will comply with the requirement under Section 10(a) of the 1940 Act[7] that no more than 60 percent of a registered investment company's board of directors may be "interested persons"[8] and the requirement of Section 16(a) of the 1940 Act.[9] You assert that the Partnership's Board will be validly constituted under Sections 10(a) and 16(a) of the 1940 Act and, therefore, can comply with those 1940 Act provisions and applicable rules that require approval by a vote of a majority of the directors who are not interested persons under Section 2(a)(19) of the 1940 Act, including, among others, Sections 15(c)[10] and 32(a)[11] of the

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7 Section 10(a) of the 1940 Act generally provides that no registered investment company shall have a board of directors more than 60 percent of the members of which are persons who are interested persons of such registered company. Section 2(a)(19)(A) of the 1940 Act defines an "interested person" of an investment company as, among other things, any "affiliated person" of the company. Section 2(a)(3) of the 1940 Act defines an "affiliated person" of another person as, among other things, "any officer, director, partner, copartner, or employee of such other person."

8 Among other things, you represent that, under Section 2(a)(19)(A)(vii)(aa) of the 1940 Act, no member of the Board would be deemed to be an interested person of the Partnership solely by reason of that person being a member of the Board.

9 Section 16(a) of the 1940 Act provides, in pertinent part, that "[n]o person shall serve as a director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of such company . . . ." Section 16(a) also prescribes the manner in which certain vacancies on the board of directors shall be filled.

10 Section 15(c) of the 1940 Act provides, in pertinent part, that "it shall be unlawful for any registered investment company having a board of directors to enter into, renew, or perform any contract or agreement, written or oral, whereby a person undertakes regularly to serve or act as investment adviser of or principal underwriter for such company, unless the terms of such contract or agreement and any renewal thereof have been approved by the vote of a majority of directors, who are not parties to such contract or agreement or interested persons of any such party . . . ." You represent that, in accordance with Section 15(a)(3) of the 1940 Act, the Board may terminate any investment advisory contract with the Partnership.

11 Section 32(a) of the 1940 Act generally makes it unlawful for any registered investment company to file with the Commission any financial statement signed or certified by an independent accountant, unless such accountant shall have been selected at a meeting held within

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1940 Act and Rule 17g-1(d) thereunder.[12] You also assert that the Partnership's organizational documents will comply with Section 17(h) of the 1940 Act.[13]

We believe that an open-end management investment company may be structured as a limited partnership with a corporate general partner in such a manner that the corporate general partner would not perform functions that are similar to those that are performed by a director.[14]

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thirty days before or after the beginning of the fiscal year or before the annual meeting of stockholders in that year by the vote, cast in person, of a majority of those members of the board of directors who are not interested persons of such registered company.

[12] Section 17(g) of the 1940 Act generally authorizes the Commission to require by rule that any officer or employee of a registered management investment company with access to company assets be bonded against larceny and embezzlement by a reputable fidelity insurance company. Rule 17g-1(d) under the 1940 Act requires, among other things, that the bond (required by Rule 17g-1) be in such reasonable form and amount as a majority of the board of directors of the registered investment company who are not "interested persons" of such company shall approve as often as their fiduciary duties require, but not less than once every twelve months.

[13] Section 17(h) of the 1940 Act generally provides that no organizational document of any registered investment company shall contain any provision which protects or purports to protect a director or officer of the company against any liability to the company or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties as director or officer. You represent that the structure of the Partnership under the DRULPA will not insulate the Board members from liability to the Partnership or its limited partners under the federal securities laws.

[14] Our position is consistent with Rule 2a19-2 under the 1940 Act, which excepts, under certain circumstances, a natural person general partner of a registered investment company that is organized as a limited partnership from the definition of "interested person" in Section 2(a)(19) of the 1940 Act. Specifically, Rule 2a19-2 implicitly recognizes that a limited partnership investment company may have a non-natural person serve as a general partner (e.g., the investment company's investment adviser) without generally performing the functions of a director of the limited partnership investment company and being deemed to be a director. See Release No. 19658, supra note 6, at § I.2.a. (noting that, in the event that no director general partners remain for a limited partnership investment company, a non-natural person general partner (e.g., the investment adviser) may act on behalf of the investment company until natural person general partners are elected directors); Release 18868, supra note 6, at nn. 14-16 and accompanying text (recognizing that a limited partnership investment company may have a

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We believe, similarly, that the Partnership's structure provides that the General Partner will not perform functions for the Partnership that are similar to those that are performed by a director. Accordingly, we would not deem the General Partner and the natural persons through which the General Partner acts to be "directors" as defined in Section 2(a)(12) of the 1940 Act. Our position is based upon the facts and circumstances set forth in your letter.[15] Any different facts or circumstances may require a different conclusion.

Brent J. Fields
Senior Counsel

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corporate general partner (e.g., its investment adviser), provided that the general partner acts exclusively as a non-managing general partner).

15 Our response is limited to matters that we have considered. We have not determined and express no opinion as to whether the proposed arrangement would raise any other issue under the 1940 Act.

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone (215) 564-8000
Fax (215) 564-8120

1940 Act/Sections 2(a)(12), 10(a), 13(a), 15(c), 16(a), 17(g), 17(h) and 32(a)

Bruce G. Leto
(215) 564-8115
bleto@stradley.com

February 4, 2002

Douglas J. Scheidt, Esquire
Chief Counsel and Associate Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

In Re: <u>Federated Core Trust II, L.P.</u>

Dear Mr. Scheidt:

On behalf of Federated Core Trust II, L.P. (the "Partnership"), we hereby request that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC") provide its interpretive opinion concerning whether the sole general partner of the Partnership, a registered open-end management investment company that is structured as a limited partnership with a corporate general partner, Federated Private Asset Management, Inc. (the "General Partner"), as well as the natural persons though which the General Partner acts, would not be deemed to be "directors" of the Partnership, as that term is defined in Section 2(a)(12) of the Investment Company Act of 1940, as amended (the "1940 Act").

The Partnership, a Delaware limited partnership, proposes to operate as an open-end management investment company registered pursuant to the 1940 Act. The Partnership, if organized as either a corporation or a business trust, would be subject to adverse tax consequences under the laws of the Commonwealth of Pennsylvania. Accordingly, it would be advantageous for the Partnership's investors if the Partnership is organized and operated as a partnership under current tax law.

We have reviewed the Staff's prior interpretations regarding the qualification of partnerships as investment companies under the 1940 Act, and in particular, two relevant no-action letters.[1] The Staff's responses in those letters indicated that the organization and operation of an investment company structured as a limited partnership, with either a single corporate general partner (as in <u>Integrated Resources</u>) or two corporate general partners (as in

[1] <u>See</u> Integrated Resources, Inc., SEC No-Action Letter, pub. avail. June 1, 1979 ("<u>Integrated Resources</u>"), and Murphy Favre Properties, Incorporated, SEC No-Action Letter, pub. avail. May 26, 1987 ("<u>Murphy Favre</u>"). These letters are specifically discussed in Part III of this request.

Murphy Favre), may not comply with certain provisions of the 1940 Act. While the Staff advised in the prior letters that it was unable to confirm the qualification under the 1940 Act of the respective limited partnerships at issue (which were organized pursuant to relatively rigid limited partnership statutes then in effect in California and Washington that may not have permitted the subject limited partnerships to be organized and to operate in a manner consistent with the requirements of the 1940 Act), we believe that the structure of the Partnership, and the role and functions of the Partnership's Board of Directors (the "Board of Directors" and, individually, the "Directors") in managing the business and affairs of the Partnership, address the concerns expressed by the Staff in the prior letters, and support the conclusion that the General Partner and the persons through whom the General Partner acts should not be deemed to be the "directors" of the Partnership for purposes of the 1940 Act. In this regard, we note that the provisions of the Delaware Revised Uniform Limited Partnership Act (the "DRULPA"), under which the Partnership is organized, permit the Partnership to be organized and to operate in a manner very different from the limited partnerships involved in the prior letters and in accordance with the 1940 Act's requirements. In addition, we have reviewed the policy concerns expressed by the Commission in connection with the adoption of Rule 2a19-2 under the 1940 Act with respect to investment companies organized as limited partnerships rather than corporations, and believe that the Partnership is organized and will conduct its activities in a manner that addresses the Commission's concerns in this regard.

Based upon available guidance from the Commission and the Staff, we believe that the Partnership's structure, by delegating the functions of a board of directors from the General Partner to the Board of Directors, complies with the 1940 Act. However, given the limited published Staff authority on the subject and structure of limited partnerships qualifying as investment companies under the 1940 Act, and the fact that the Staff, in the prior letters, was presented with limited partnership companies organized to meet the requirements of state limited partnership statutes that were considerably less flexible than more modern statutes (such as the DRULPA), we respectfully request the Staff's interpretive opinion of the issues described herein. To that end, we request the Staff's confirmation that the General Partner, and the persons through whom the General Partner acts, would not be deemed to be "directors" of the Partnership for purposes of the 1940 Act. We note that if the General Partner and the natural persons through which the General Partner acts are deemed to be directors of the Partnership, then the Partnership may not comply with certain provisions of the 1940 Act.

I. Organization and Proposed Operation of the Partnership

A. Background to the Partnership.

The funds sponsored by Federated Investors, Inc. ("Federated"), like many other mutual fund groups, include certain so-called "core" funds. These funds have been established in connection with Federated's management of publicly offered mutual funds, subadvised funds and separate accounts. A core fund provides the same benefits to these investors that the mutual funds themselves provide to the public: greater diversification, liquidity and efficiency of management.

Federated's particular current application of core funds is in its multi-sector bond funds and in its management of multi-sector fixed income separate accounts. Federated advises or sub-advises an array of multi-sector bond funds that differ from each other in how they allocate their assets among different types of bonds and in their portfolio durations. Thus, for example, Federated has several bond funds that invest a portion of their assets in high-yield bonds. Instead of each fund maintaining a separate, individually managed high-yield component of its investment portfolio, Federated has created a high-yield "core" fund to which each multi-sector fund can allocate assets to the extent of its desired high-yield bond exposure. This benefits each investing fund in that an investing fund obtains greater diversification, liquidity and focus of management than it could otherwise. The core fund benefits the investment adviser in that the adviser can more efficiently and effectively manage one high-yield portfolio than several.

Until now, Federated's core funds have been organized within Federated Core Trust, a Massachusetts business trust. Federated Core Trust presently has two portfolios: one investing in high-yield bonds and the other investing in mortgage securities. Federated has previously been granted an exemption from Section 17 of the 1940 Act to permit its funds to invest in the core portfolios.[2]

In 2000, Federated decided to create a third core fund to invest in emerging market bonds. As in the case of high-yield bonds and mortgage securities, Federated has several bond funds that invest, or desire to invest, a portion of their assets in the emerging market bond sector. One advantage of emerging market bond exposure is that it provides diversification relative (or has low correlation) to the domestic high yield bond sector. Federated's smaller funds are presently effectively precluded from using the emerging market bond sector because a small allocation to that sector is insufficient to build a viable portfolio.

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[2] Release Nos. IC-22865 (October 22, 1997) and IC-22903 (November 21, 1997) (the "Section 17 Order"). In light of the structure of core funds and the transactions involving them, the Section 17 Order provides relief from, among other provisions, the application of Section 17(a) of the 1940 Act. Specific relief from Section 17(d) was not sought in the exemptive application, as this provision was determined to be inapplicable to Federated's core funds. Section 17(d) and Rule 17d-1 generally prohibit certain affiliates from engaging in any transaction in which the investment company is a joint participant. The intent of Section 17(d) is to prevent a fund from participating in a "joint enterprise" on a basis different from or less advantageous than that of another participant. The formation of Federated's core funds (including the Partnership) does not create issues of a joint enterprise, as they are equally open to any participants, are offered on the same terms, and do not involve any profit sharing among the participants. Further, the SEC has consistently not required Section 17(d) relief in processing applications for exemptive orders relating to core fund structures. See, e.g., Brinson Relationship Funds, et al, Release Nos. IC-22204 (September 9, 1996) and IC-22266 (October 8, 1996).

B. Creation of the Partnership.

In accordance with the provisions of the DRULPA, the Partnership was created on November 13, 2000. As is permitted and contemplated under the DRULPA, the operations of the Partnership are governed by the provisions of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), by and among the General Partner, the Directors, and Federated Investment Counseling ("FIC"), the initial investor in the Partnership. Under the terms of the Partnership Agreement, the General Partner, pursuant to the DRULPA, has irrevocably delegated its powers and authority to manage the business and affairs of the Partnership to the Board of Directors. The General Partner, as a result of this delegation of all of its substantive powers and authority to the Board of Directors, will retain authority only to perform ministerial functions for the Partnership.[3]

It is contemplated that the Partnership will offer its shares of beneficial interest ("Interests") in multiple series of the Partnership (the "Series") exclusively to institutional investors ("Investors") that are "qualified investors" under Regulation D under the Securities Act of 1933, as amended (the "1933 Act"), in non-public offerings pursuant to Section 4(2) of the 1933 Act. As with the existing core funds, it is anticipated that the Investors in the Series will be confined to: (i) registered investment companies that are distributed by Federated Securities Corp. ("FSC") and/or their affiliates, and (ii) separately-managed private accounts that are managed by FIC and/or its affiliates. It is currently contemplated that the Partnership will initially offer Interests in one Series, the International High Income Core Fund (the "Series"), with additional series being created and offered in the future. The Partnership intends to operate

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3 Article IV, Section 1 of the Partnership Agreement provides: "The management and control of the business and affairs of the Partnership is hereby delegated by the General Partner to the Board of Directors pursuant to Section 17-403 of the DRULPA; provided however that the General Partner shall take such action with respect to the Partnership as is specifically provided in this Partnership Agreement. As a result of the delegation of the General Partner's duties herein, the General Partner shall be responsible for performing only the following duties with respect to the Partnership: (1) to execute and file with the Office of the Secretary of State of the State of Delaware, the Certificate of Limited Partnership and any amendments thereto or restatements thereof required to be filed pursuant to the DRULPA; (2) to execute and file any other certificates required to be filed on behalf of the Partnership with the Office of the Secretary of State of the State of Delaware; (3) to execute any amendments to or restatements of this Partnership Agreement in accordance with the terms of this Partnership Agreement (including the By-Laws); and (4) to perform any other action that the DRULPA requires be performed by a general partner of a limited partnership (and which may not be performed by a delegate of a general partner)." (Emphasis added.) Under the DRULPA, a general partner is only required to perform the following administrative acts: execute a certificate of limited partnership (Section 17-201); make amendments to such certificate (Section 17-202); and execute any other certificates that are to be filed in Delaware's Office of the Secretary of State (Section 17-204). The Partnership Agreement mirrors these required actions in its Article IV, Section 1. The fact that Section 17-403, in its subparagraph (4), allows for the General Partner "to perform any other action that the DRULPA requires be performed by a general partner...," is common in many state corporate and partnership statutes and typically is included only to provide for any future amendments to the DRULPA that would require some other administrative action on the part of the general partner.

as an open-end management investment company registered under the 1940 Act.[4] In addition to the tax benefits that are intended to result from the Partnership's organization as a partnership (as described in Section I.C of this letter), the Partnership is designed, similar to the existing core funds, to provide certain other operational and investment advantages and flexibility to the Investors, including the ability to invest in larger, more diversified pools of securities and asset classes than would otherwise be possible for the Investors if their assets were to be invested individually.

C. Tax Implications of the Partnership.

The organization of the Partnership as a limited partnership, and the manner in which its proposed business activities and operations will be conducted, as described in this letter, are designed to obtain favorable tax treatment that ultimately will benefit the Investors in the Series. Specifically, in forming the Partnership, Federated sought to improve on the basic core fund structure by having its new core fund taxed as a partnership instead of as a Regulated Investment Company ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). The high-yield and mortgage core funds, described in Section I.A above, are both taxed as RICs. The advantage of partnership taxation is that all Partnership income, gains and losses, flow through to the Investors. The effect of this is to put an Investor in the same position as if the Investor had invested directly in the underlying portfolio securities of the Series.

For example, an Investor that is an investing fund can net the gains or losses from portfolio transactions in the Series against the gains and losses in its direct portfolio. A RIC, in contrast, is not a pure flow-through vehicle. Capital gains and losses are netted inside the RIC, net short-term gains lose their character, and any net losses are trapped in the RIC. If an investing fund has a net gain in its direct portfolio, and there is a net loss in the RIC core fund portfolio, the net loss in the core fund cannot offset the gain in the direct portfolio.

In creating its new core fund to be taxed as a partnership, Federated began by considering creating a third portfolio under Federated Core Trust. Ordinarily, it would be entirely feasible to operate a business trust, taxed as a partnership. Alternatively, Federated considered operating the new core fund as a corporation. However, in Pennsylvania, if organized as a business trust or a corporation, the Partnership would be subject to unfavorable tax treatment under the laws of Pennsylvania to the ultimate detriment of the Investors. Consequently, it would be advantageous for the Investors for the Partnership's proposed business to be conducted as a partnership pursuant to the provisions of the Code.

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[4] Article II of the Partnership Agreement, "Purpose of the Partnership," provides: "The purpose of the Partnership is to conduct, operate and carry on the business of a management investment company registered under the 1940 Act through one or more Series investing primarily in securities and to exercise all of the powers and privileges granted to a limited partnership formed under the laws of Delaware, now or hereafter in force..."

Pennsylvania's tax code tracks federal partnership taxation for income tax purposes. However, Pennsylvania, unlike virtually every other state, treats business trusts and limited liability companies as corporations for purposes of its Capital Stock Franchise ("CSF") tax.[5] The Pennsylvania CSF tax contains an exemption for a business trust electing to be taxed, for federal purposes, as a RIC. That is, an investment company taxed as a RIC under Subchapter M of the Code is subject to a special and more favorable tax basis in computing its Pennsylvania CSF tax, including complete exemption if organized as a business trust. This exemption is triggered by RIC taxation, and not by registration under the 1940 Act. However, a registered investment company formed as a business trust, and electing to be taxed as a partnership, instead of as a RIC, is not exempt from the Pennsylvania CSF tax.[6] Because the Partnership and each Series thereof will be classified as a partnership for federal tax purposes (and not as a RIC under the Code), it will not be eligible for this special tax basis applicable to RICs under the Code. The CSF tax, as applied to a mutual fund, is significant. In the case of a $100 million fund, the tax would be approximately $675,000.[7]

The Pennsylvania CSF tax can be completely eliminated if Federated's new core fund is a limited partnership under state law, instead of a business trust. It would be inefficient and, more importantly, inappropriate, for Federated to be put in the position of exposing the investors in its mutual funds to the Pennsylvania CSF through a core fund. At the same time, Federated does not want to deny its funds the clear benefits, as described above, of partnership taxation. Therefore, Federated decided to form a new limited partnership entity, the Partnership, to serve as the basis for future core funds.

D. Operations of the Partnership.

Under the Partnership Agreement, the Board of Directors has essentially the same authority as, and will operate identically, in all substantive respects, to the board of trustees of a

5 See 72 P.S. Section 7601.

6 While a Delaware entity, the Partnership is not subject to Pennsylvania tax. Under Pennsylvania tax law, the Partnership, as a partnership operating in Pennsylvania, is not subject to Pennsylvania income or CSF tax, regardless of whether it is formed under Pennsylvania law or Delaware law.

7 The Pennsylvania CSF tax is imposed on the "capital stock value" of each Series of the Partnership doing business in Pennsylvania. The capital stock value is then apportioned to Pennsylvania and the tax is imposed on the value after apportionment. Capital stock value is determined pursuant to a fixed formula as follows: .5[(5 year avg. net income/.095) + (.75 x net worth)] - $125,000. The resultant capital stock value is taxed at a rate of 7.49 mills for calendar year 2001. For example, assuming the Partnership had average assets of $100 million and average net income of $10 million, its capital stock tax liability would be approximately $675,000 or 6.75% of net income, assuming the income is apportioned 100% to Pennsylvania. While the Act of May 24, 2000 (No. 23) phases-out the Pennsylvania CSF tax for years after 2008, the tax still represents a significant tax burden.

business trust or the board of directors of a corporation.[8] That is, the Board of Directors is authorized to manage the business and affairs of the Partnership, and will exercise general oversight and supervision over the Partnership's various service providers, including Federated Global Investment Management Corp., the investment adviser to the Series (the "Adviser"), Federated Administrative Services, Inc., the Partnership's administrator, and FSC, the Partnership's placement agent. The Board of Directors initially will be comprised of twelve natural persons, of whom three will be "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act.

Pursuant to the Partnership Agreement, the Board of Directors, like the board of trustees of an investment company organized as a business trust or the board of directors of an investment company organized as a corporation, will be responsible, among other things, for reviewing and approving annually the investment advisory contract between the Adviser and the Partnership, the placement agreement between FSC and the Partnership, the selection of the Partnership's auditors, and for acting on all other matters requiring collective action by disinterested trustees of an investment company under the 1940 Act.[9] In furtherance of its responsibility to manage and supervise the Partnership's business and affairs, the Board of Directors will meet regularly. The Partnership Agreement provides that Directors will be elected by the Directors who are not "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act (the "disinterested Directors") or by Investors, as required by Section 16 of the 1940 Act, and that Investors will have power to vote on such matters relating to the Partnership as may be required not only by the Partnership Agreement but by the 1940 Act or any registration statement of the Partnership filed with the Commission.

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[8] The initial Board of Directors of the Partnership was appointed by the initial investor, FIC, and the General Partner. The General Partner, however, retains no control over the composition of the Board of Directors; the General Partner does not have the ability or power to change or alter unilaterally the composition of the Board of Directors or take any action that would rise to the level of a veto of a decision made by the Board of Directors. The Partnership Agreement does not empower the General Partner to revoke Director appointments or elections.

[9] The Partnership Agreement provides, in the enumeration of the Board of Directors' powers, in Article IV, Section 1, that "Without limiting the foregoing, the Board of Directors shall have all the powers granted to a board of directors of an investment company registered under the 1940 Act." Furthermore, the Board of Directors has the ultimate decision making power regarding the Partnership's operations and business affairs. As an illustration, in accordance with Section 15(a)(3) of the 1940 Act, the Board may terminate the Adviser as investment adviser over the objection of the General Partner; that is, the General Partner is unable to prevent the Board from terminating the Series' investment adviser (see Article IV, Section 5 of the Partnership Agreement). Such a situation is analogous to a board's termination of the investment adviser of any other fund where the fund's administrator may be affiliated with the adviser. In that circumstance, like any affiliated service providers, the General Partner could either continue to perform its duties side-by-side with the new adviser or resign and be replaced pursuant to the terms of the Partnership Agreement (see Article VIII, Section 6(c) of the Partnership Agreement).

The General Partner is organized as a Delaware corporation, and is a subsidiary of Federated. The Adviser, a subsidiary of Federated and an investment adviser currently registered with the SEC, will serve as the investment adviser to the Series, pursuant to a written contract between the Partnership and the Adviser. The Adviser will manage the Partnership's assets, including buying and selling portfolio securities. The Adviser will provide these investment advisory services to the Series without compensation.[10] FSC, a registered broker-dealer, will act as the placement agent for the Partnership, and will provide its services to the Partnership at no fee. Although the Partnership is not publicly offered (and thus, not registered under the 1933 Act), it is contemplated that the Partnership will be registered under the 1940 Act and will be continually offered to qualified Investors. As with investors in the core funds, the number of Investors in the Series is not limited.

II. Compliance with the 1940 Act

In Integrated Resources and Murphy Favre, the Commission indicated that the limited partnership investment company structures described in the letters, both of which included a corporate general partner, may not comply with Sections 2(a)(12), 10(a), 13(a), 15(c), 16(a), 17(g), 17(h) and 32 of the 1940 Act. For the reasons set forth below, we believe that the Partnership will be organized and operated such that the General Partner will not perform those functions that are typically performed by a "director" under the 1940 Act. Instead, those functions will be performed by the Board of Directors, thereby enabling the Partnership to comply with each of the provisions of the 1940 Act identified in the prior letters, and any other 1940 Act provisions that subsequently may be enacted that require collective action by the Partnership's disinterested Directors. Like a corporation or business trust, the Partnership is subject to all the requirements of the 1940 Act by virtue of other provisions of the Partnership Agreement or the 1940 Act itself to which the Partnership would become subject upon registration under the 1940 Act.[11]

Prior to the adoption in 1993 of Rule 2a19-2 under the 1940 Act, the Commission issued a number of exemptive orders relating to investment companies organized as limited partnerships. According to the Commission, the number and breadth of exemptive orders reflected the SEC's initial caution in permitting a form of organization for investment companies

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[10] One condition of Federated's exemptive relief in the Section 17 Order (see n. 2 above) is that the Series and the investing mutual funds do not charge duplicative advisory fees. In the case of the Partnership and the Series, Federated is compensated by the fees Federated or its subsidiaries charge the investing mutual funds or separate accounts on the assets invested in the Series and do not receive separate advisory compensation from the core funds.

[11] In relevant part, Article VIII, Section 10 of the Partnership Agreement states as follows: "This Partnership Agreement (including the By-laws) is created under and is to be governed by and construed and administered according to the laws of the state of Delaware and the applicable provisions of the 1940 Act and the Code." (Emphasis added). See also Article IV, Section 5(e) of the Partnership Agreement.

that was not contemplated by the 1940 Act. In the proposing release for Rule 2a19-2,[12] the Commission codified four key requirements (discussed in Part III of this letter) of past orders for the protection of shareholders of limited partnership investment companies. In doing so, the Commission stated that while the 1940 Act does not prescribe a particular organizational form, many of the 1940 Act's provisions assume a corporate form and limited partnership investment companies must conform to these provisions. In the absence of protective provisions, there are certain risks inherent in the partnership form that are not present with corporations. While Rule 2a19-2 specifically applies to the exemption of general partner directors of a limited partnership investment company, an issue not present in the case of the Partnership, the Proposing Release and the adopting release[13] for Rule 2a19-2 do provide insight into the Commission's concerns regarding the use of limited partnership structures by investment companies. In the case of the Partnership, we believe that the Commission's concerns are addressed by: (i) the provisions of the DRULPA, a more modern limited partnership statute than the California and Washington statutes involved in Integrated Resources and Murphy Favre, respectively, which permit a limited partnership structure incorporating the various investor protection and corporate governance requirements of the 1940 Act; and (ii) the structure, management and organization of the Partnership and the provisions of the Partnership Agreement, which in fact adopt attributes of corporations to conform with these 1940 Act requirements.

A. Sections 2(a)(12) and 10(a).

Section 10(a) of the 1940 Act requires that no more than 60% of the board of directors of an investment company may be "interested persons."[14] Although the 1940 Act does not define the term "board of directors," Section 2(a)(12) of the 1940 Act defines a "director" as:

> [A]ny director of a corporation or any person performing *similar functions* with respect to any organization, whether incorporated or unincorporated, including any natural person who is a member of a board of trustees of a management company created as a common law trust. (Emphasis added.)

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[12] Investment Company Act Release No. IC-18868 (July 28, 1992) (1992 WL 188968) (the "Proposing Release").

[13] Investment Company Act Release No. IC-19658 (August 25, 1983) (1993 WL 326440) (the "Adopting Release," and with the Proposing Release, the "Releases").

[14] Section 10(a) states that "no registered investment company shall have a board of directors more than 60 per centum of the number of which are persons who are interested persons of such registered company." Additionally, Section 10(b) of the 1940 Act requires that, in order for an investment company to utilize as a regular broker or as a principal underwriter an entity that is an "affiliated person" of the investment company, a majority of the board of directors/trustees of the investment company must not be "affiliated persons" of such broker or "interested persons" of such underwriter.

Section 2(a)(28) of the 1940 Act defines a "person" to mean "a natural person or a company." Thus, a person, whether a natural person or a company, that performs functions for an investment company that are similar to those that are performed by a director of a corporation, may be a director of the investment company.

In interpreting the meanings of "director" and "similar functions" in the definition under Section 2(a)(12), the courts have held that a trustee of an investment trust registered under the 1940 Act, in exercising powers enumerated under the trust agreement (which agreement provided for responsibility for the management of the mutual fund, except for the purchase and sale of the fund's portfolio securities), was a "director" within the meaning of Section 2(a)(12) of the 1940 Act.[15] Although the DRULPA provides that the general partner of a limited partnership is authorized to manage the limited partnership's business and affairs, in the case of the Partnership, the General Partner has delegated such responsibilities completely to the Board of Directors under the Partnership Agreement (as permitted under the DRULPA),[16] and, as a

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15 See Chabot vs. Empire Partnership Company, 301 F2d 458 (2d Cir. 1962) ("Chabot"). The Chabot court cited specific provisions of the trust agreement that endowed the trustee with powers that rendered it as a "director" under the 1940 Act: "The [trustee's] powers under the trust agreement bring it within [the] definition [of a "director" contained in Section 2(a)(12) of the 1940 Act]. [The trustee] is responsible for the entire management of the fund, except the purchase and sale of the portfolio securities. [The trustee] is empowered to do all acts, take all proceedings and exercise all such rights and privileges relating to any property at any time held by it as Trustee as could be done, taken, or exercised by the absolute owner thereof, except as expressly restricted herein [i.e., in the trust agreement]. At any time, the Trustee may take such action as it in good faith may believe to be required for the benefit of the trust property...[The trustee] is charged with responsibility for seeking a successor investment adviser...and must consent to the creation of any new series of shares...It is unnecessary to describe in detail all of the many aspects of authority granted to the [trustee] by the [trust agreement]. It is clear that the functions exercised by it as a trustee are 'similar' to those exercised by a director; indeed, they are identical in many respects." (At 460.) (Emphasis added.) This provision of Chabot was subsequently cited favorably in Goldman v. McMahan Brafman, Morgan & Co., 1987 WL 12820 (S.D.N.Y.).

16 The delegation from the General Partner to the Board of Directors is made pursuant to Section 17-403 of the DRULPA, "General Powers and Liabilities," which explicitly permits a general partner to delegate all of its rights and powers to one or more delegates. Thus, under Delaware law, a general partner of a limited partnership is clearly permitted to delegate all authority and power that the general partner would otherwise possess, by statute, over the management of the partnership, to another party. There is no provision in the DRULPA that limits the extent of the general partner's delegation in a way that would be contrary to the way that the General Partner has delegated its authority to the Directors, as provided for in the Partnership Agreement. In this regard, the DRULPA goes considerably beyond the limited partnership statutes of other jurisdictions in which investment companies are often organized (such as Maryland and Massachusetts) in allowing explicitly for the delegation of all powers and authority from a general partner to a board of trustees/directors (or other governing body). Additionally, the DRULPA authorizes a partnership to operate in accordance with the terms of a partnership agreement that may incorporate a broad range of provisions. In the present case, as discussed in Parts III.B-G of this letter, the Partnership has integrated an array of provisions into the Partnership Agreement that conform with the 1940 Act's requirements regarding corporate governance, requisite director actions and investor protections.

consequence, the Board of Directors, rather than the General Partner, will have and exercise the functions contemplated by Section 10(a) of the 1940 Act.[17] The Board of Directors is comprised solely of natural persons and, under the Partnership Agreement, possesses the same array of powers and authorities as are discussed in Chabot, where the court concluded that the powers given the trustee under the charter provisions rendered the trustee a "director" under the 1940 Act.[18]

While the SEC has cited Chabot favorably for other purposes,[19] the Commission, to our knowledge, has never formally addressed the Chabot court's analysis under Section 2(a)(12). As mentioned above, the Staff has not construed the meaning of the phrase "similar functions" in Section 2(a)(12). In the absence of other contrary authority or pertinent Staff interpretation, applying the plain language of Section 2(a)(12) of the 1940 Act, the Directors are the "directors" of the Partnership for purposes of Section 10(a) of the 1940 Act.

Under Section 10(a) of the 1940 Act, no more than 60% of the Directors may be "interested persons" of the Partnership. Section 2(a)(19) of the 1940 Act defines an "interested person" of an investment company to include an affiliated person of the investment company or any interested person of the investment adviser or principal underwriter for the investment company. The term "affiliated person" is defined in Section 2(a)(3) of the 1940 Act as:

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17 We are of the opinion, and have so advised the Partnership, that as a matter of Delaware state law, the General Partner may delegate its authority and powers to manage the business and affairs of the Partnership to the Board of Directors. Furthermore, in our opinion, the General Partner has, in the case of the Partnership, validly and enforceably delegated its powers and authority to the Board of Directors.

18 Article IV, Section 1 of the Partnership Agreement states "As provided in the foregoing paragraph, subject to the other provisions of this Partnership Agreement, the business and affairs of the Partnership shall be managed by the Board of Directors, and such Board of Directors shall have all powers necessary, desirable or convenient to carry out that responsibility, including, without limitation, the power to engage in securities or other transactions of all kinds on behalf of the Partnership. The Board of Directors shall have full power and authority to do any and all acts and to make and execute any and all contracts and instruments that it may consider necessary or appropriate in connection with the administration of the Partnership. The Board of Directors shall not be bound or limited by present or future laws or customs with regard to investment by trustees or fiduciaries, but shall have full authority and absolute power and control over the assets of the Partnership and the business of the Partnership to the same extent as if the Directors were the sole owners of the assets and the business of the Partnership in their own right, including such authority, power and control to do all acts and things as the Board of Directors, in its sole discretion, shall deem proper to accomplish the purposes of this Partnership... Without limiting the foregoing, the Board of Directors shall have all the powers granted to a board of directors under the 1940 Act."

19 See, for example, Memorandum of Law prepared by the Commission's Office of the General Counsel, dated Mar. 8, 1983, as contained in Steadman Security Corporation, SEC No-Action Letter, pub. avail. Apr. 18, 1983, and Investment Company Act Release No. IC-24083, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999), at n. 58. Both authorities discuss the Chabot court's analysis under Section 17(h) of the 1940 Act.

> (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. (Emphasis added.)

When analyzed under Section 2(a)(3) and Section 2(a)(19) of the 1940 Act, we believe that the Board of Directors meets the requirements of Section 10(a) of the 1940 Act, as the requisite percentage of disinterested Directors will be satisfied initially and thereafter under the Partnership's proposed structure. Under the Partnership Agreement, the Directors may not own or acquire any Interests of any Series, thus obviating any affiliation pursuant to Section 2(a)(3)(A). As individuals, there is no potential for affiliation pursuant to Section 2(a)(3)(B). The Directors of the Partnership, by reason of their serving on the Board of Directors, would be considered to be "affiliated persons" of the Partnership pursuant to Section 2(a)(3)(D), but would not be considered to be "interested persons," as Section 2(a)(19)(A)(vii) of the 1940 Act provides that "no person shall be deemed to be an interested person of an investment company solely by reason of (aa) his being a member of its board of directors..." The Directors would not be considered to be "affiliated persons" pursuant to Section 2(a)(3)(E) by virtue of constituting members of an "advisory board."[20] An "advisory board" under Section 2(a)(1) of the 1940 Act must be separate and distinct from the Board of Directors. None of the disinterested Directors is a member of any such Partnership board serving the functions described in Section 2(a)(1). The functions of the Board of Directors itself will be to provide general management, governance and oversight of the Partnership's affairs. Any role that the Board of Directors would exercise with respect to the Series' investments would be incidental to the Board's oversight authority, and thus, the Board of Directors itself clearly does not constitute an advisory board.

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[20] Section 2(a)(1) of the 1940 Act defines an "advisory board" of an investment company to mean "a board, whether elected or appointed, which is distinct from the board of directors or board of trustees, of an investment company, and which is composed solely of persons who do not serve such company in any other capacity, whether or not the functions of such board are such as to render its members 'directors' within the definition of that term, which board has advisory functions as to investments but has no power to determine that any security or other investment shall be purchased or sold by such company." (Emphasis added.)

Furthermore, the disinterested Directors would not be considered to be "affiliated persons" of the Adviser, nor FSC, the Partnership's placement agent, as there exist no affiliations between each of the Directors and the Adviser and FSC other than those that arise by virtue of their being Directors. Thus, the Directors would not be "interested persons" by reason of any affiliation with the Adviser or FSC.

The disinterested Directors would not be considered to be "affiliated persons" or "interested persons" of the General Partner. The Directors are not officers, directors, partners, co-partners or employees of the General Partner, and have no ownership interests in the General Partner. The Directors owe none of the duties to the General Partner that parties in such positions would owe. Furthermore, as noted above, the Directors will manage and supervise the business and affairs of the Partnership pursuant to contractually delegated authority from the General Partner. The General Partner retains no authority under the Partnership Agreement to direct the Board of Directors in carrying out its management responsibilities – the General Partner has delegated all of its substantive powers and authority to the Board of Directors and the General Partner is essentially powerless over the management and control of the Partnership.

As permitted by the DRULPA, and to assure that the General Partner may not, in effect, exercise "control" over the Board of Directors, the Partnership Agreement provides that the business and affairs of the Partnership will be managed by the Board of Directors, and that no amendments may be effected to the Partnership Agreement without the Board of Directors' approval. Should the General Partner seek to amend the Partnership Agreement or to take some other substantive, material, non-ministerial action, the General Partner would have to obtain the approval of a majority of the Board of Directors before taking such action.[21] As a consequence, the General Partner is prevented from taking any non-ministerial action relating to the

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21 Specifically, Article VIII, Section 7 of the Partnership Agreement provides that: "[T]he provisions of ... this Partnership Agreement may be ... amended at any time by ... a majority of the then Board of Directors and, if required, by approval of such amendment by Investors in accordance with Article V hereof." (Emphasis added.) In practical effect, the General Partner's only role is to perform certain ministerial actions that result from decisions made by the Board of Directors, and the General Partner is not able to prevent the Directors from acting independently. So, should the Board of Directors decide to amend the Partnership Agreement (which would not require the vote or input of the General Partner), the General Partner, pursuant to its duties under the Partnership Agreement and the DRULPA, would be required to make the ministerial filing, irrespective of the General Partner's concurrence or non-concurrence with the amendment. Significantly, if the General Partner refuses to perform its duties under the Partnership Agreement and Delaware law, it will have breached the Partnership Agreement. Under Article VII, Section 4 of the Partnership Agreement, the General Partner, like the Board of Directors, takes on the contractual and fiduciary duties imposed by its office. To the extent that the General Partner would willfully refuse or take action contrary to the decisions of the Board of Directors, it would be a breach of the General Partner's contractual and fiduciary duties under the Partnership Agreement and Delaware law and the General Partner could be sued by the Directors and Investors. The General Partner's obligations and responsibilities are no different than those of any other service provider that is under contract with the Partnership.

Partnership's business or operations without the approval of a majority of the Board of Directors. Therefore, based upon the provisions of the Partnership Agreement, we believe under Delaware law that the Board of Directors is not "controlled" by the General Partner, and that the Directors should not be construed to be "affiliated persons" of the General Partner.

An identical conclusion is reached under the 1940 Act. The 1940 Act provides, in Section 2(a)(9), that "control" shall mean the "power to exercise a controlling influence over the management or policies of a company." That Section goes on to provide that:

> Any person who does not...own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. A natural person shall be presumed not to be a controlled person within the meaning of this title. Any such presumption may be rebutted by evidence, but except as hereafter provided, shall continue until a determination to the contrary made by the [Securities and Exchange] Commission by order either on its own motion or on application by an interested person. (Emphasis added).

The 1940 Act provides that a natural person shall not be considered to be controlled, absent compelling contrary evidence. Therefore, from the outset, there is a statutory presumption that the Directors are not controlled by the General Partner, and hence, not "affiliated persons." The Staff has explicitly provided, in the past, that the burden of overcoming the statutory presumption is not easily accomplished.[22]

The Staff has emphasized that the determination of "control" depends on the specific facts and circumstances, and the Staff has identified certain factors that the SEC would take into account in determining the existence of control over directors.[23] These factors justify analyzing the status of each director individually, and weighing the specific circumstances of the individual's appointment. When measured in the context of the Partnership and its operations, these factors would confirm the statutory presumption that the Directors are not "controlled" by the General Partner.

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22 "As a general matter, 'the burden of overturning the presumption against control of a natural person is not one that will be lightly assumed or easily carried to success.'" Fundamental Investors, Inc., 41 SEC 285, 294 (1962), as cited in The First Australia Fund, SEC No-Action Letter, pub. avail. Oct. 8, 1987 ("First Australia").

23 The factors, as cited in First Australia, are: (i) selection or nomination of the director by the controlling party; (ii) existence of family ties; (iii) social relations; (iv) former business associations between the director and the controlling person; (v) the amount of time spent by directors at meetings; (vi) respective ages; (vii) participating in recommending, evaluating and terminating policies; (viii) independent knowledge of corporate affairs; (ix) interlocking directors and officers, together with share ownership; and (x) actual domination and operation.

While the initial appointment of the Board of Directors was accomplished under the Partnership Agreement by the initial Investor, FIC, which was initially an "affiliated person" of the Partnership by reason of its being the investment adviser to the Partnership (and is an "affiliated person" of an "affiliated person" by reason of being an "affiliated person" of the General Partner), and the General Partner, which is an "affiliated person" of the Partnership pursuant to Section 2(A)(3)(D) by reason of being a "partner," the initial appointment of the Board of Directors of the Partnership (and its on-going election by Investors, as described below) is no different from the steps commonly followed in the case of a new investment company organized as a business trust or a corporation, where the investment company's investment adviser or manager appoints the initial board of directors/trustees, and the company's initial shareholders subsequently elect the company's directors/trustees. The initial Investor, by execution of the Partnership Agreement, has formally acted to approve the election of the Board of Directors. Furthermore, the Partnership Agreement provides that Directors shall be elected by the Directors and/or Investors, according to the requirements of the 1940 Act.[24] There is no provision in the Partnership Agreement that allows the General Partner to revoke such appointments (i.e., to remove a Director from the Board of Directors). Thus, the General Partner, because it does not control the composition of the Board, or the appointment and selection of the Directors, or the manner in which the Board carries out its responsibilities, should not be deemed to "control" the Directors, thereby rendering the Directors "affiliated persons" and consequently "interested persons." As such, the Directors' fiduciary duties and loyalty run to the Partnership and the Investors, and not to the General Partner.

The conclusion that the Directors of the Partnership should not be considered to be "interested persons" under the 1940 Act is reinforced by consideration of Rule 2a19-2 under the 1940 Act, which provides a statutory exception for persons who are general partners of registered investment companies organized as limited partnerships from the 1940 Act's definition of an "interested person."[25] The adoption of Rule 2a19-2 reflects a policy determination on the part of the Commission to treat investment companies organized as limited partnerships in the same manner as investment companies organized as business trusts or corporations and to treat general partners as disinterested directors, provided that certain

[24] Article IV, Section 6 of the Partnership Agreement, "Election of Initial Directors by Initial Investors," states "...unless otherwise required by the 1940 Act or any court or regulatory body of competent jurisdiction, or unless the Board of Directors determines otherwise, a Director initially shall be elected by the Board of Directors; provided, however, that Investors shall have the power to fill any vacancies in the Board of Directors." Article IV, Section 8 of the Partnership Agreement, "Termination of Service and Appointment of Directors," states, "Any appointment authorized by this Section 8 is subject to the provisions of Section 16(a) of the 1940 Act."

[25] Absent such statutory exception, an investment company organized as a limited partnership would be unable to meet the requirement of Section 10(a) of the 1940 Act that at least 40% of the board of directors not be "interested persons," because the limited partnership's general partners are "affiliated persons" pursuant to Section 2(a)(3)(D) of the 1940 Act, as both directors and partners of the investment company.

conditions are met. In the present case, the conditions imposed by Rule 2a19-2 will be satisfied, even though the Directors are not general partners and compliance with the Rule is not required.[26]

In view of the above considerations, we believe that the Partnership's Directors are the "directors" of the Partnership for purposes of Section 2(a)(12) of the 1940 Act, and that the Directors are not "interested persons" of the Partnership for purposes of Sections 10(a) or 10(b) or any other provisions of the 1940 Act. As a consequence, the Board of Directors will be validly constituted under the 1940 Act.

As discussed above, the Staff in Integrated Resources and Murphy Favre concluded that the limited partnership structures described in those no-action letters might not comply with various enumerated sections of the 1940 Act that require collective action by investment company disinterested directors because the corporate general partners of the limited partnerships would be "directors" for purposes of the 1940 Act. We believe that the Partnership does not raise the concerns identified by the Commission in Integrated Resources and Murphy Favre. The General Partner and the natural persons through which the General Partner acts will not perform functions for the Partnership that are similar to those that are performed by a director for a corporation and, therefore, will not be "directors" of the Partnership as defined in Section 2(a)(12) of the 1940 Act, because the General Partner has irrevocably delegated its authority to manage the business and affairs of the Partnership to the Board of Directors. Only the natural persons who serve on the Partnership's Board of Directors will act as directors of the Partnership, as defined in Section 2(a)(12) of the 1940 Act. That is, all actions required to be taken by the "directors" of an investment company will be taken collectively by the natural persons who are the Directors of the Partnership and any action required to be taken by disinterested directors under the 1940 Act will be taken by the disinterested Directors of the Board of Directors, validly constituted under Sections 10(a) and 10(b) of the 1940 Act, rather than by a corporate general partner or partners of the limited partnership. The 1940 Act requirements at issue in Integrated Resources and Murphy Favre and the applicable provisions of the Partnership Agreement are discussed in Sections III.B-G below.

B. Section 13(a).

Section 13(a) of the 1940 Act requires a vote of the holders of the majority of outstanding securities of any investment company with regard to a change in specified matters relating to the nature of the business of the company. The Series will be operated so as to expressly prohibit any changes in investment policies and activities identified in Section 13(a) of the 1940 Act except as provided therein, and this will be reflected in the Partnership's registration statement on Form N-1A filed with the SEC. Specifically, a majority vote of

[26] See Part III of this letter, at pages 23-24.

Investors, holding a majority of Interests of a Series, will be necessary to effect any such change. In this regard, in its Article I, Section (q), the Partnership Agreement explicitly defines "Majority Investor Vote" to mean the quorum requirements contained in Section 2(a)(42) of the 1940 Act. As a consequence, the Partnership will meet the requirements of Section 13(a).

C. Section 15(c).

Section 15(c) of the 1940 Act provides, in part, that it is unlawful for any registered investment company having a board of directors to enter into, renew or perform any contract or agreement whereby any person undertakes regularly to serve or act as investment adviser of or principal underwriter for, such company, unless the terms of such contract or agreement and any renewal thereof have been affirmed by a vote of a majority of directors who are not parties to such contract or agreement, or interested persons of any such party. As discussed above, as required by Section 10(b) of the 1940 Act, no more than 50% of the Board of Directors will be Directors who are "interested persons" of the Partnership's principal underwriter (in this case, the placement agent). The Partnership Agreement explicitly requires that the advisory contracts and placement agent agreements for the Partnership be approved by the Directors in the manner required by the 1940 Act. The Partnership will be operated in a manner to assure that the requisite approvals under Section 15(c) are obtained from the Board of Directors.

D. Section 16(a).

Section 16(a) of the 1940 Act provides, in part, that no person shall serve as the director of a registered investment company unless elected to that office by the holders of the outstanding voting securities of the company. As discussed above,[27] the Partnership Agreement requires that Directors be elected either by the disinterested Directors or the Investors as required by Section 16(a) of the 1940 Act.

E. Section 17(g) and Rule 17g-1(d).

Section 17(g) of the 1940 Act and Rule 17g-1(d) under the 1940 Act require a registered investment company to provide and maintain a fidelity bond that shall be in such reasonable form and amount as the majority of disinterested directors shall approve. The Partnership will be able to meet the requirements of Section 17(g) and Rule 17g-1(d). Under the Partnership Agreement, fidelity bond arrangements subject to Section 17(g) and Rule 17g-1 will be approved by the Board of Directors in the manner required by such provisions.

F. Section 17(h).

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27 See pages 7 and 15 (at note 24).

Section 17(h) prohibits the organizational documents of a registered investment company from containing any provision that protects or purports to protect a director or officer against any liability to the company or its security holders for which he would otherwise be subject by reason of willful misfeasance, bad faith and similar intentional misconduct. The provisions of the Partnership Agreement satisfy the requirements of Section 17(h).[28]

G. Section 32(a).

Section 32(a) of the 1940 Act makes it unlawful for any registered management investment company to file with the Commission any financial statement signed or certified by any independent accountant unless, among other things, the accountant is selected by a majority of disinterested directors. Under the Partnership Agreement, the Partnership's independent accountants will be selected by the Board of Directors in the manner required by Section 32(a) of the 1940 Act.[29]

Based upon the foregoing, and the performance by the Directors of the functions contained in the Partnership Agreement that are explicitly designed to comply with the provisions of the 1940 Act (as discussed in this letter), we are of the opinion, as a matter of law, that the Board, as created under the Partnership Agreement, and the individuals who serve as the Directors, are "directors" of the Partnership for purposes of Section 2(a)(12) of the 1940 Act.

III. Prior No-Action Letters and Other Published Commission Guidance

While we are unaware of the Staff ever having evaluated the permissibility of an investment company organized in the same manner as the Partnership, the Staff has reviewed limited partnership investment companies in two no-action letters, Integrated Resources and Murphy Favre (together, the "Letters"). We believe that the Partnership has been organized and will conduct its activities in a manner that addresses the concerns expressed by the Staff in the Letters.

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[28] Article VII, Section 2(a), "Indemnification and Limitation of Liability," provides that: "Nothing herein contained shall indemnify, hold harmless or protect the General Partner, any officer or Director from or against any liability to the Partnership or any Investor to which such Person would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Person's office." (Emphasis added.)

[29] While not explicitly addressed in Integrated Resources and Murphy Favre, the Partnership notes that Section 36(a) of the 1940 Act would apply, by its terms, to the Partnership and the Directors. Under Section 36(a), the Commission may bring an action for breach of fiduciary duty involving the personal misconduct for which such person serves "as officer, director, member of any advisory board, [or] adviser..." As the Directors of the Partnership are "directors" under Section 2(a)(12) of the 1940 Act and interpretive case law, the Directors would be subject to the liability provisions of Section 36(a) of the 1940 Act.

In Integrated Resources, a California limited partnership (the "California Partnership") whose sole general partner was a corporation inquired as to whether the California Partnership would qualify as an investment company under the 1940 Act. The California Partnership would have two classes of partners, the general partner (the "California General Partner") and certain limited partners. Significantly, the California Partnership had no board of directors overseeing the California Partnership's operations. Rather, the letter submitted to the Staff undertook that the board of directors of the *California General Partner* would be structured so as to comply with the requirements of Section 10(a) of the 1940 Act.

The Staff concluded that a corporate general partner of a limited partnership "performs similar functions" to the functions performed by a director for a corporation. Thus, in the Staff's view, "a general partner of a limited partnership is, therefore, a director for purposes of the [1940] Act." The Staff then reasoned that:

> [B]ecause a corporation as a non-natural person can only act through natural persons, those natural persons who perform the functions of the corporation as the general partner of the limited partnership would be performing functions with respect to the partnership similar to those that are performed by a director for a corporation and would themselves be directors of the partnership.

On the basis of this analysis, the Staff indicated in Integrated Resources that the California Partnership and its anticipated operations raised concerns of non-compliance under the 1940 Act with provisions requiring: (i) any person who performs the functions of directors of the investment company to be elected to such office by the shareholders of the company (i.e., Section 16(a)); (ii) any person who performs the functions of a director of the investment company to be liable as a director to such company and its shareholders (i.e., Section 17(h)); (iii) no more than 60% of the persons who serve as directors of the investment company to be interested persons (i.e., Section 10(a)); (iv) a majority of disinterested directors to approve certain matters; and (v) when directors act to approve the continuation of the advisory or underwriting contract, that the directors act as a body.

As discussed in Part II of this letter, by providing for a fundamentally different governance structure, with the Board of Directors, and by endowing the Board of Directors with all of the responsibilities given to the board of directors/trustees of an investment company organized as a business trust or corporation, the Partnership has addressed the concerns identified by the Staff in Integrated Resources. The structure of the Partnership and the functions assigned to the Board of Directors are explicitly designed to comply with the provisions of the 1940 Act, and to address the shareholder protection concerns voiced by the Staff in Integrated Resources. The Staff's view that those individuals who perform the director/trustee functions of a partnership, coupled with the plain language of Section 2(a)(12) of the 1940 Act, provide forceful support for our conclusion that the Partnership's Board of Directors is properly constituted under Sections 2(a)(12) and 10(a) of the 1940 Act, and that neither the General Partner of the Partnership nor the natural persons through whom the General Partner acts should be deemed to be the "directors" of the Partnership.

A similar conclusion results from a consideration of the second Letter, Murphy Favre, where a Washington limited partnership (the "Washington Partnership") proposed to operate with *two* corporate general partners, one an "administrative" general partner and the second a managing general partner. The Washington Partnership sought to overcome the concerns expressed by the Staff in Integrated Resources (regarding the absence of a qualified board of directors) by arguing that the second corporate general partner would serve as the functional equivalent of the directors of the Partnership.

The Staff, in its response, indicated that it was unable to conclude that the structure of the Washington Partnership would address the concerns regarding corporate governance:

> ...because a corporation as a non-natural person can only act through natural persons, a corporation as an entity cannot serve as, or perform the functions of, directors of an investment company. Rather, those natural persons of the corporation who perform the functions of directors, as that term is defined in Section 2(a)(12) of the 1940 Act, for an investment company would be deemed to be its directors. (Emphasis added.)

Further, the Staff went on to present its view that the directors of each corporate general partner of the Washington Partnership, and any other natural persons who performed the functions of directors for the limited partnership, would be deemed to be directors of the Washington Partnership.

Similar to Integrated Resources, the Staff in Murphy Favre identified specific provisions of the 1940 Act with which the Staff believed that the Washington Partnership may not comply. In addition to Sections 10(a), 15(c), 16(a), 17(h) and 32(a) of the 1940 Act (each of which was addressed by the Staff in Integrated Resources, and which have been discussed above, in the context of the Partnership), the Staff expressed reservations under Section 17(g) and Rule 17g-1(d), which requires the board of directors of an investment company to approve a fidelity bond maintained for the investment company. As discussed above, however, the Partnership will comply with the requirements of Section 17(g) and the Board of Directors will periodically meet to make the requisite approvals under that Section.

The limited partnership structures presented in the Letters are different from the Partnership's limited partnership structure, and these considerations support the conclusions that neither the General Partner nor the persons through whom the General Partner acts should be considered as "directors" of the Partnership, as the Board of Directors is validly constituted under the 1940 Act. First, it should be emphasized that the structures presented in the Letters were created, and the limited partnerships discussed in the Letters proposed to operate, to comply with limited partnership statutes that, as then in effect, were considerably less sophisticated and flexible than current limited partnership statutes, and particularly, the DRULPA. Among other things, these statutes did not contemplate the possibility of a general partner's delegation of its powers and authority to a board of directors/trustees. Furthermore, the prior statutes provided that the powers and authorities of the general partner were strictly confined to the explicit provisions of the statutes, and that the rights and duties of the parties (i.e., the general partner(s) and the limited partner(s)) could not be varied (whether to expand or to limit) by agreement of the partners.

At the time of each Letter's release, both California and Washington had adopted versions of the Uniform Limited Partnership Act ("ULPA"). In the words of one commentator, ULPA, which was the prevailing version of limited partnership statute in most states until the mid-1980s,

> contained precious few rights for limited partners. Generally, these [were] limited to the right to inspect the partnership's books and records, to demand an accounting, to dissolve the partnership by Court decree, and to receive profits and a return of capital contributions.[30]

Since the issuance of the Letters, state partnership statutes generally have evolved considerably, as a majority of states have adopted the Revised Uniform Limited Partnership Act (the "RULPA").[31] For example, the RULPA adopted "substantial changes to the ULPA provisions dealing with agency authority, management rights and liability of limited partners."[32] In the case of a limited partnership, the RULPA distinguishes between general and limited partners by providing that the limited partnership is managed and controlled by its general partners. In return for giving up control, the limited partners enjoy limited liability. Under the

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30 "The Limited Partnership Interest: Is it a Security? Changing Times," 17 Del. Corp. L. J. 441, at n. 31.

31 "Square Peg, Meet Round Hole II': We Still Don't Know Whether to Classify LLC Members as 'General Partners' or 'Limited Partners' for Federal Tax Purposes," Stephen J. Frost, 464 PLI/Tax (June 2000) (the "Frost Article"), at n. 60.

32 The commentator went on to note, regarding the expansion of limited partnership statutes and structures, in the context of tax issues, "Limited partnership statutes and the ways in which limited partnerships are used have also evolved so that limited partnerships formed under current limited partnership statutes do not, in many respects, resemble limited partnerships contemplated by the [U.S. Treasury] Regulations and the Code." Frost Article.

RULPA, the reservation of the management of the partnership to the general partner is statutory, so that there is no ability to override the statute by agreement.[33]

The trend in statutory expansion is particularly apparent in the provisions of the DRULPA. The Delaware version of the RULPA explicitly allows a partnership to operate in reliance on a partnership agreement that becomes, in practical effect, the governing authority for the partnership's operations and governance.[34] This approach allows a structure in which a general partner may, by contract, completely delegate its statutory power and responsibilities to manage and control the partnership to another entity,[35] including a board of trustees or directors, and allows limited partnerships to adopt in their partnership agreements corporate governance, limited partner protection and other corporate attributes necessary to comply with the 1940 Act.[36] Thus, a Delaware limited partnership created under DRULPA operates much like a Delaware statutory business trust: it is a creature of statute, but its organizers are permitted to decide for themselves how the entity will operate through the provisions of the governing instrument (in the case of the Partnership, a partnership agreement instead of a declaration of trust).

A second consideration distinguishing the Partnership from the structures presented in the Letters is that the Board of Directors' composition and the affiliations of the

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[33] The statutes of Washington (Murphy Favre) and California (Integrated Resources) continue to follow the RULPA and provide for management of a limited partnership by the general partners.

[34] See Section 17-1101(c) of the DRULPA, which provides: "It is the policy of this chapter to give maximum effect to the principle of freedom of contract and to the enforceability of partnership agreements."

[35] This specific right of delegation is plainly spelled out in DRULPA Section 17-403(c), as follows:

"Unless otherwise provided in the partnership agreement, a general partner of a limited partnership has the power and authority to delegate to one or more other persons the general partner's rights and powers to manage and control the business and affairs of the limited partnership, including to delegate to agents, officers, and employees of the general partner or the limited partnership, and to delegate by a management agreement or another agreement with, or otherwise to, other persons. Unless otherwise provided in the partnership agreement, such delegation by a general partner of the limited partnership shall not cause the general partner to cease to be a general partner of the limited partnership."

[36] DRULPA Section 17-1101, entitled "Construction and Application of Chapter and Partnership Agreement," provides, in pertinent part:

"(c) It is the policy of this chapter to give maximum effect to the principle of freedom of contract and to the enforceability of partnership agreements.

(d) To the extent that, at law or in equity, a partner or other person has duties (including fiduciary duties) and liabilities relating thereto to a limited partnership or to another partner, (1) any such partner or other person acting under a partnership agreement shall not be liable to the limited partnership or to any such other partner for the partner's or other person's good faith reliance on the provisions of such partnership agreement, and (2) the partner's or other person's duties and liabilities may be expanded or restricted by provisions in a partnership agreement."

Directors contrast in significant respects from the facts and circumstances of the boards of directors seen in the Letters. As discussed above, the Directors are not officers, directors, partners, co-partners or employees of the General Partner, and owe no duty to the General Partner, other than to carry out their contractual responsibilities to discharge the General Partner's duties to the Partnership (as a consequence of the General Partner's delegation of its powers to the Board of Directors). The Directors' duties and loyalties are directed exclusively to the Partnership and to the Investors. The investment company directors in each Letter, on the other hand, were "affiliated persons" and "interested persons" of the respective investment company limited partnerships and the respective general partners. Thus, the directors in the Letters owed a fiduciary duty to both the general partners and the shareholders of the investment companies, with the potential conflicts of interest inherent in such dual loyalties. No such potential for conflict in loyalty or duties exists in the proposed Partnership structure.

Third, it should be noted that the Letters preceded the issuance of the Releases for Rule 2a19-2. Although the exception afforded to general partner directors of limited partnership investment companies from the definition of "interested person" is not needed in the case of the Directors (none of whom is, or will be, a general partner of the Partnership), the Releases provide guidance as to the Commission's concerns where investment companies are organized as limited partnerships and how those concerns may be addressed. In enacting Rule 2a19-2, the Commission permitted the use of the limited partnership organizational structure for investment companies subject to compliance with four requirements intended to assure that general partner directors would be "accountable to the limited partnership investment company and its investors to the same degree as corporate directors" and to afford limited partners "essentially the same protection that they would have were they shareholders of a corporation."[37] The Partnership meets each of the protective conditions of Rule 2a19-2, and, therefore, is consistent with the Commission's expressed intentions in the Releases. In this regard:

(1) The Directors are all natural persons;

(2) Through the irrevocable delegation of all but ministerial powers to the Directors, the General Partner may not act individually to bind the Trust;

(3) Investors will have all of the rights afforded shareholders under the 1940 Act, relating to the election of Directors, voting powers, redemption privileges, etc.; and

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[37] See the Proposing Release, 1992 WL 188968, *4.

(4) The General Partner may withdraw from the Partnership or reduce its Federal Tax Status Contribution (as such term is defined in Rule 2a19-2) only under the conditions set forth in Rule 2a19-2.[38]

Fourth, it should be noted that the proposed limited partnership structure of the Partnership is not substantially different from typical business trust and corporate structures. In fact, the Partnership Agreement is based upon and incorporates the governance provisions commonly found in the declarations of trust and other organizational documents used to create those Federated funds organized as Massachusetts business trusts. In the Letters, the Staff expressed its concern that the limited partnerships had interposed a corporate general partner between the investors and the board of directors/trustees of the general partner (which general partners were deemed by the Staff to be the boards of directors/trustees of the investment companies), thereby insulating the directors/trustees from liability to shareholders.

In the present case, however, the Board of Directors is not insulated from liability. While the Partnership does have a General Partner, it has, pursuant to the DRULPA, delegated all authority for substantive action to the Board of Directors, retaining only authority for ministerial actions of the type generally taken by corporate officers. The Directors, all of whom are natural persons, are subject to the same standard of care as a corporate director (or a business trust trustee), and would be subject to liability to Investors for any failure to act in accordance with such standard of care. Furthermore, the Directors are subject to duties that are similar to the

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[38] Subsection (a)(4) of Rule 2a19-2 specifies that "A general partner shall not withdraw from the Limited Partnership Investment Company or reduce its Federal Tax Status Contribution without giving at least one year's prior written notice to the Limited Partnership Investment Company, if such withdrawal or reduction is likely to cause the company to lose its partnership tax classification." The Partnership Agreement actually goes further than the Rule's requirements. Pursuant to Article VIII, Section 6(c) of the Partnership Agreement, the General Partner is required to provide one year prior written notice to the Partnership of its intention to withdraw from the Partnership, regardless of whether such withdrawal would impact the Partnership's tax status. Under the Partnership Agreement, the General Partner cannot unilaterally terminate the Partnership by withdrawing as a general partner; that is, the withdrawal of the General Partner from the Partnership would not automatically terminate the Partnership. Pursuant to Article VIII, Section 6 of the Partnership Agreement, 'Additional and Successor General Partners,' the Directors are authorized to appoint additional or successor general partners: "Subject to the provisions of Section 3 of this Article VIII, additional and successor general partners may only be admitted to the Partnership with the approval of the Board of Directors." Article VIII, Section 3 of the Partnership Agreement explicitly permits the Board of Directors to elect to continue the business of the Partnership and appoint one or more additional general partners: "(a) The Partnership ... shall be dissolved: (ii) ... upon the withdrawal of the General Partner, unless (a) at such time there remains at least one (1) general partner who elects to continue the business of the Partnership; (b) the Board of Directors, by majority vote, elects to continue the business of the Partnership and appoints, effective as of the date of the General Partner's withdrawal, one or more additional general partners; or (c) within 90 days after the withdrawal, a majority of the Interests in the Partnership entitled to vote elect to continue the business of the Partnership and appoint, effective as of the date of the General Partner's withdrawal, one or more additional general partners."

duties of the directors of a Delaware corporation, and we note that the Directors possess powers similar to the powers that are given to directors of Delaware corporations under the General Corporation Law of the State of Delaware (the "DGCL").[39] Also, the Directors will perform functions that are similar to the functions performed by directors of Delaware corporations.

First, the Directors are subject to the fiduciary duties of loyalty (requiring the Directors to exercise their powers in the interests of the Partnership and its Investors and not in the Directors' own interest or in the interests of another person or organization) and of care (requiring the Directors to exercise the appropriate degree of care in the performance of their directorial duties) that also govern Delaware corporate directors (subject to any modifications made to the duties as permitted by the DRULPA). Put another way, the Partnership's Directors would be subject to the Delaware fiduciary law applicable to corporate directors (like the board of a business trust) because they are serving in the same capacity and role as the directors of a corporation.[40]

In addition, the Directors, pursuant to the Partnership Agreement and the By-laws of the Partnership, possess the authority to manage the business and affairs of the Partnership in a manner similar to the manner in which the directors of Delaware corporations manage the business and affairs of corporations. To that end, the Directors have been given a number of specific powers that duplicate the statutory powers given to directors of Delaware corporations under the DGCL.[41]

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39 8 Del C § 1101 et seq.

40 "It is well settled that, unless limited by the limited partnership agreement, the general partner of a Delaware limited partnership ... like the directors of a Delaware corporation, ha[s] the fiduciary duty to manage the partnership in the partnership's interests and the interests of the limited partners." In re Boston Celtics Limited Partnership Shareholders Litigation, Del. Chi., C.A. No. 16511, 1999 WL 641902 (Aug. 6, 1999) at *4. Since the Directors of the Partnership obtain their authority and duties initially from the complete delegation to them by the General Partner, as described in the Partnership Agreement, the Directors would be subject to the same fiduciary duties.

41 The powers given to the Directors under the Partnership Agreement and the By-laws include the following: the power to adopt by-laws, and to alter, amend or repeal such by-laws; the power to designate committees of Directors to whom the Directors may delegate the Board's powers; the authority to fill vacancies on the Board, including newly-created directorships; the power to fix Director compensation; the power to determine the manner of choosing officers of the Partnership and the length of their terms of office; the power to fill vacancies, however occurring, in any office of the Partnership; the authority to indemnify litigation and settlement expenses of Directors, officers, employees or agents, and to advance indemnity payments; the power to confer supplemental rights of indemnification; the authority to determine the powers, designations, preferences, rights, qualifications and limitations of the Interests of the Series (and any classes thereof); the power to amend such rights and qualifications of such classes; the power to pay dividends; the power to call Investor meetings; the power to set record dates for any lawful purpose (including determining persons entitled to vote or receive dividends or other distributions or rights); the power to examine the Partnership's books and records; the power to propose amendments to the Partnership Agreement for submission to Investors for

Based upon the foregoing, and in particular, the powers of the Directors contained in the Partnership Agreement and the By-laws and the Directors' performance of the functions therein contained, which are similar to the duties and statutory powers of directors of Delaware corporations, we would conclude that the Directors will be considered to be directors under Delaware law.

Federated notes that it chose not to make the Partnership's Directors general partners of the limited partnership entity, as permitted by Rule 2a19-2, because as general partners, the Directors would be assuming greater potential personal liability than they otherwise would as directors of a corporation or trustees of a business trust. Federated believes it is unnecessary to subject the Directors to greater personal liability in order to give core fund Investors the benefit of partnership taxation when Delaware law explicitly permits a Delaware limited partnership to be governed as if it were a business trust or corporation. Federated notes that the Directors are not insulated from liability to the Partnership or to the Investors as a result of the Partnership's structure; that is, the Directors are subject to the same liability as a director of an investment company that is organized as a Delaware corporation or a Delaware business trust. Put another way, the Directors are subject to the same standard of care and same fiduciary duties with regard to the Partnership as are corporate directors or business trust trustees under Delaware law and the federal securities laws.

It appears that it was this same objective of not exposing Directors to unlimited personal liability that was driving the structuring of the partnerships at issue in the Integrated Resources and Murphy Favre letters. As discussed in this letter, the DRULPA has unique provisions, not available under the California and Washington versions of the RULPA statute, that should lead the Staff to a different 1940 Act analysis here.

The Partnership and its partnership structure is most comparable to a business trust structure, which, while different from the corporate form of investment company assumed by many of the 1940 Act's provisions, nevertheless conforms with those provisions, according to the Commission. As the Commission observed in the Proposing Release:

> Many investment companies have organized as business trusts. Business trusts, like limited partnerships, generally are not required by state law to provide investors with all of the rights that corporate shareholders have. For example, typically trustees can terminate the business trust without

approval; the power to restate the Partnership Agreement; the power to negotiate a merger or consolidation, and to propose it to the Investors for approval; in limited circumstances, the ability to approve a merger without Investor approval; the power to propose for Investor approval, a sale, lease or exchange of all or substantially all Partnership assets; the power to conduct the Board's business by written consent, in lieu of a meeting, or by use of conference telephone or other communication equipment; the power to hold Directors' meetings anywhere; and the power to provide that the Interests in the Partnership should be uncertificated.

> shareholder approval, shareholders do not enjoy statutory limited liability, and annual meetings are not required... In order to satisfy the requirements of the 1940 Act, and attract investors, however, business trusts have voluntarily adopted many attributes of corporations.[42]

We believe that the Partnership accomplishes the same result through the Partnership Agreement. It has, as discussed above, integrated into the Partnership Agreement those attributes of corporations that are necessary to satisfy the requirements of the 1940 Act.

IV. Policy Considerations

Over time, and since the Murphy Favre and Integrated Resources letters, the traditional state law distinctions between different types of entities have blurred as states have competed to provide an attractive business environment. In addition, the tax distinctions between these different types of entities have recently disappeared. Therefore, it is important that you consider Federated's request in light of what is a new world of choices, rules and considerations for organizing a mutual fund. For example, in Federated's case and as discussed above, a Delaware limited partnership is comparatively advantageous to a Massachusetts business trust for investors because, in addition to avoiding the Pennsylvania CSF tax, it provides investors with limited liability.

For the reasons set forth in this letter, we believe that the organization of the Partnership as described herein will not contravene the intention and purpose of the provisions of the 1940 Act. The structure of the Partnership provides that the Directors will be subject to the same degree of accountability to the Partnership and its Investors as corporate and business trust investment company directors/trustees, and thus, warrants the conclusion that neither the General Partner nor the persons through whom the General Partner acts should be considered to be the "directors" of the Partnership. Furthermore, the structure of the Partnership affords Investors in the Series essentially the same protections provided in the 1940 Act as shareholders of investment companies that are organized as business trusts or corporations.

V. Request for No-Action Position

In view of the foregoing, we respectfully request that the Staff provide its interpretive opinion and concur with our interpretation that the Partnership is structured in such a manner that the General Partner and the natural persons through which the General Partner acts would not be deemed to be "directors" of the Partnership as that term is defined in Section 2(a)(12) of the 1940 Act.

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[42] The Proposing Release, at n. 29.

In compliance with the procedures set forth in 1933 Act Release Nos. 6269 (December 5, 1980) and 5127 (January 25, 1971), seven copies of this letter are submitted herewith, and the specific subsections of the particular statutes to which this letter relates are indicated in the upper right hand corner of the first page of this letter and each copy. If, for any reason, the Staff does not concur with our conclusions, we respectfully request a conference with the Staff before any adverse written response to this letter is issued.

Please acknowledge receipt of this letter by date stamping the enclosed receipt copy and returning the same in the enclosed self-addressed stamped envelope.

Should you or any member of the Staff have any questions concerning the foregoing or need additional information or clarification, please contact the undersigned, at 215/564-8115, or in my absence, Mark A. Sheehan, at 215/564-8027.

Very truly yours,

Bruce G. Leto

cc: Brent J. Fields, Esquire
Securities and Exchange Commission
G. Andrew Bonnewell, Esquire
Federated Investors, Inc.
Andrew Cross, Esquire
Federated Investors, Inc.